Exhibit 99.1

InterXion Holding NV

Interim Report

as at and for the three-month and the nine-month periods

ended

30 September 2018

Hoofddorp, 1 November 2018

Financial Highlights1

•	Revenue increased 14% to €142.2 million (3Q 2017: €124.6 million).

•	Recurring revenue[1] increased 15% to €134.8 million (3Q 2017: €117.4 million).

•	Net income increased 16% to €10.9 million (3Q 2017: €9.4 million).

•	Adjusted net income[2] increased by 16% to €11.6 million (3Q 2017: €10.0 million).

•	Earnings per diluted share increased by 15% to €0.15 (3Q 2017: €0.13).

•	Adjusted earnings[2] per diluted share increased by 16% to €0.16 (3Q 2017: €0.14).

•	Adjusted EBITDA[2] increased by 17% to €65.8 million (3Q 2017: €56.2 million).

•	Adjusted EBITDA margin increased to 46.3% (3Q 2017: 45.1%).

•	Capital expenditures, including intangible assets[3], were €103.2 million (3Q 2017: €75.2 million).

•	Issued €200 million aggregate principal amount of additional 4.75% Senior Notes due 2025 at an issue price of 103.00%.

Operating Highlights

•	During the third quarter, Interxion completed the following capacity additions:

•	3,300 sqm expansion across two data centres in Amsterdam;

•	2,400 sqm expansion across two data centres in Frankfurt, including the opening of FRA13;

[1]

Certain comparative figures for the three months and nine months ended 30 September 2017 have been restated. For further details, see Note 2 and Note 29 of our 2017 Consolidated Financial Statements included on Form 20-F, filed with the SEC on 30 April 2018, and note 12 of our Condensed Consolidated Interim Financial Statements included on Form 6-K, filed with the SEC on 1 November 2018.

2	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

•	600 sqm expansion in Marseille;

•	1,200 sqm expansion in Vienna; and

•	200 sqm expansion in Zurich.

•	Equipped space increased by 7,700 square metres in the third quarter to 140,300 square metres.

•	Revenue generating space increased by 5,000 square metres in the third quarter to 111,200 square metres.

•	Utilisation rate at the end of the third quarter was 79%.

Quarterly Review

Revenue in the third quarter of 2018 was €142.2 million, a 14% increase over the third quarter of 2017 and a 2% increase over the second quarter of 2018. Recurring revenue was €134.8 million, a 15% increase over the third quarter of 2017 and a 2% increase over the second quarter of 2018. Recurring revenue in the third quarter represented 95% of total revenue. On a constant currency4 basis, revenue in the third quarter of 2018 was 14% higher than in the third quarter of 2017.

Cost of sales in the third quarter of 2018 was €55.9 million, a 13% increase over the third quarter of 2017 and a 4% increase over the second quarter of 2018.

Gross profit was €86.3 million in the third quarter of 2018, a 15% increase over the third quarter of 2017 and a 1% increase over the second quarter of 2018. Gross profit margin was 60.7% in the third quarter of 2018, compared with 60.2% in the third quarter of 2017 and 61.3% in the second quarter of 2018.

Sales and marketing costs in the third quarter of 2018 were €8.7 million, a 6% increase over the third quarter of 2017 and a 9% decrease from the second quarter of 2018.

Other general and administrative costs (excluding depreciation and amortisation, share-based payments, M&A transaction costs and other adjusting items) were €11.8 million in the third quarter of 2018, a 12% increase over the third quarter of 2017 and a 2% decrease from the second quarter of 2018.

3	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Depreciation and amortisation in the third quarter of 2018 was €32.9 million, an 18% increase from the third quarter of 2017 and a 2% increase from the second quarter of 2018.

Operating income in the third quarter of 2018 was €27.1 million, an 11% increase from the third quarter of 2017 and a 3% increase from the second quarter of 2018.

Net finance expense in the third quarter of 2018 was €11.7 million, an 8% increase from the third quarter of 2017 and a 49% decrease from the second quarter of 2018 (no change from the second quarter of 2018 when excluding €11.2 million of one-time financing charges related to the refinancing of our capital structure that occurred in the second quarter of 2018).

On 20 September 2018, Interxion completed the issuance of €200 million principal amount of additional 4.75% Senior Notes due 2025 at an issue price of 103.00%, resulting in net proceeds of €203.8 million.

Income tax expense for the third quarter of 2018 was €4.4 million, an 8% increase compared with the third quarter of 2017 and a 59% increase from the second quarter of 2018. The sequential increase in the quarterly income tax expense reflects the impact on taxable income of the one-time refinancing charges in the second quarter of 2018.

Net income was €10.9 million in the third quarter of 2018, a 16% increase over the third quarter of 2017 and a €10.3 million increase from the second quarter of 2018, which was impacted by €11.2 million of one-time charges relating to the refinancing in the second quarter of 2018.

Adjusted net income was €11.6 million in the third quarter of 2018, a 16% increase over the third quarter of 2017 and a 31% increase from the second quarter of 2018.

Adjusted EBITDA for the third quarter of 2018 was €65.8 million, a 17% increase over the third quarter of 2017 and a 4% increase over the second quarter of 2018. Adjusted EBITDA margin was 46.3% in the third quarter of 2018, compared with 45.1% in the third quarter of 2017 and 45.7% in the second quarter of 2018.

4	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Net cash flows from operating activities were €53.9 million in the third quarter of 2018, compared with €32.5 million in the third quarter of 2017 and €31.6 million in the second quarter of 2018.

Cash generated from operations5 was €60.9 million in the third quarter of 2018, compared with €55.2 million in the third quarter of 2017 and €55.1 million in the second quarter of 2018.

Capital expenditures, including intangible assets, were €103.2 million in the third quarter of 2018, compared with €75.2 million in the third quarter of 2017 and €120.5 million in the second quarter of 2018.

Cash and cash equivalents were €289.9 million at 30 September 2018, compared with €38.5 million at year end 2017.

Total borrowings, net of deferred financing fees, were €1,289.7 million at 30 September 2018, compared with €832.6 million at year end 2017.

Equipped space at the end of the third quarter of 2018 was 140,300 square metres, compared with 118,900 square metres at the end of the third quarter of 20176 and 132,600 square metres at the end of the second quarter of 2018. Revenue generating space at the end of the third quarter of 2018 was 111,200 square metres, compared with 97,100 square metres at the end of the third quarter of 20176 and 106,200 square metres at the end of the second quarter of 2018. Utilisation rate, the ratio of revenue-generating space to equipped space, was 79% at the end of the third quarter of 2018, compared with 82% at the end of the third quarter of 2017 and 80% at the end of the second quarter of 2018.

5	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

1 Recurring revenue is revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

2 Adjusted net income (or ‘Adjusted earnings’) and Adjusted EBITDA are non-IFRS figures intended to adjust for certain items and are not measures of financial performance under IFRS. Complete definitions can be found in the “Non-IFRS Financial Measures” section in this Interim Report. Reconciliations of net income to Adjusted EBITDA and net income to Adjusted net income can be found in the financial tables later in this Interim Report.

3 Capital expenditures, including intangible assets, represent payments to acquire property, plant, equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively.

4 We present constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. For purposes of calculating Revenue on a constant currency basis, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period. The reconciliation of total revenue growth to total revenue growth on a constant currency basis, is as follows:

Three months ended 30 September 2018	Year-on-year	Sequential
Reported total revenue growth	14.1%	2.4%
Add back: impact of foreign currency translation	0.4%	0.1%

Total revenue growth on a constant currency basis	14.5%	2.5%

Percentages may not sum due to rounding.

5 We define Cash generated from operations as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts.

6 Starting from the end of 1Q 2018, the number of square metres includes 2,300 sqm of equipped space and 1,300 sqm of revenue generating space from Interxion Science Park. The number of square metres in 3Q 2017 excludes the impact of Interxion Science Park.

6	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Further Information for Noteholders

This Interim Report is intended to comply with the requirements in the indenture (the “Indenture”) dated 18 June 2018, as amended and/or supplemented from time to time, among InterXion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as trustee and paying agent and The Bank of New York Mellon SA/NV, Luxembourg Branch, as transfer agent and registrar. The Condensed Consolidated Interim Financial Statements included herein were prepared in accordance with IAS 34.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, delays in remediating the material weakness in internal control over financial reporting and/or making disclosure controls and procedures effective, certain other risks detailed herein and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Non-IFRS Financial Measures

Included in these materials are certain non-IFRS financial measures, which are measures of our financial performance that are not calculated and presented in accordance with IFRS, within the meaning of applicable SEC rules. These measures are as follows: (i) Adjusted EBITDA; (ii) Recurring revenue; (iii) Revenue on a constant currency basis; (iv) Adjusted net income; (v) Adjusted basic earnings per share; (vi) Adjusted diluted earnings per share; and (vii) Cash generated from operations.

Other companies may present Adjusted EBITDA, Recurring revenue, Revenue on a constant currency basis, Adjusted net income, Adjusted basic earnings per share, Adjusted diluted earnings per share and Cash generated from operations differently than we do. Each of these measures are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or as a measure of liquidity or an alternative to Profit for the period attributable to shareholders (“net income”) as indicators of our operating performance or any other measure of performance implemented in accordance with IFRS.

Adjusted EBITDA, Recurring revenue and Revenue on a constant currency basis

We define Adjusted EBITDA as Operating income adjusted for the following items, which may occur in any period, and which management believes are not representative of our operating performance:

•

Depreciation and amortisation – property, plant and equipment and intangible assets (except goodwill) are depreciated on a straight-line basis over the estimated useful life. We believe that these costs do not represent our operating performance.

•

Share-based payments – represents primarily the fair value at the date of grant of employee equity awards, which is recognised as an expense over the vesting period. In certain cases, the fair value is redetermined for market conditions at each reporting date, until the final date of grant is achieved. We believe that this expense does not represent our operating performance.

7	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•

Adjustments related to terminated and unused data centre sites – these gains and losses relate to historical leases entered into for certain brownfield sites, with the intention of developing data centres, which were never developed, and which management has no intention of developing into data centres. We believe the impact of gains and losses related to unused data centres are not reflective of our business activities and our on-going operating performance.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

We define Recurring revenue as revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites.

We believe Adjusted EBITDA and Recurring revenue provide useful supplemental information to investors regarding our on-going operational performance. These measures help us and our investors evaluate the on-going operating performance of the business after removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortisation). Management believes that the presentation of Adjusted EBITDA, when combined with the primary IFRS presentation of net income, provides a more complete analysis of our operating performance. Management also believes the use of Adjusted EBITDA facilitates comparisons between us and other data center operators (including other data center operators that are REITs) and other infrastructure based businesses. Adjusted EBITDA is also a relevant measure used in the financial covenants of our revolving credit facility and our 4.75% Senior Notes due 2025.

A reconciliation of net income to Adjusted EBITDA is provided in the notes to the Condensed Consolidated Interim Financial Statements. Adjusted EBITDA and other key performance indicators may not be indicative of our historical results of operations under IFRS, nor are they meant to be predictive of future results under IFRS.

We present constant currency information for revenue to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the prior period rather than the actual exchange rates in effect during the current period.

We believe that revenue growth is a key indicator of how a company is progressing from period to period and presenting constant currency information for revenue provides useful supplemental information to investors regarding our on-going operational performance because it helps us and our investors evaluate the on-going operating performance of the business after removing the impact of acquisitions and currency exchange rates.

8	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted net income, Adjusted basic earnings per share and Adjusted diluted earnings per share

We define Adjusted net income as net income adjusted for the following items and the related income tax effect, which may occur in any period, and which management believes are not reflective of our operating performance:

•

Income or expense related to the evaluation and execution of potential mergers or acquisitions (“M&A”) – under IFRS, gains and losses associated with M&A activity are recognised in the period in which such gains or losses are incurred. We exclude these effects because we believe they are not reflective of our on-going operating performance.

•

Adjustments related to provisions – these adjustments are made for adjustments in provisions that are not reflective of the on-going operating performance of Interxion. These adjustments may include changes in provisions for onerous lease contracts.

•

Adjustments related to capitalised interest – under IFRS, we are required to calculate and capitalise interest allocated to the investment in data centres and exclude it from net income. We believe that reversing the impact of capitalised interest provides information about the impact of the total interest costs and facilitates comparisons with other data centre operators.

In certain circumstances, we may also adjust for other items that management believes are not representative of our current on-going performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses.

Management believes that the exclusion of certain items listed above provides useful supplemental information to net income to aid investors in evaluating the operating performance of our business and comparing our operating performance with other data centre operators and infrastructure companies. We believe the presentation of Adjusted net income, when combined with net income prepared in accordance with IFRS, is beneficial to a complete understanding of our performance. A reconciliation from reported net income to Adjusted net income is provided in this Interim Report.

Adjusted basic earnings per share and Adjusted diluted earnings per share amounts are determined on Adjusted net income.

Cash generated from operations

Cash generated from operations is defined as net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Management believes that the exclusion of these items provides useful supplemental information to net cash flows from operating activities to aid investors in evaluating the cash generating performance of our business.

9	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Adjusted Net Income Reconciliation

€’000	Three Months ended		Nine Months ended
	30 Sep 2018	30 Sep 2017(1)	30 Sep 2018	30 Sep 2017(1)
Consolidated

Net income	10,900	9,409	23,138	29,322

Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs	689	1,633	2,937	2,961
Charges related to termination of financing arrangements(2)	—	—	11,171	—
Re-assessment of indirect taxes(3)	1,734	—	1,734	—
Adjustments related to capitalised interest	(1,541)	(840)	(3,606)	(2,605)

	882	793	12,236	356

Tax effect of above add backs and reversals	(168)	(198)	(3,007)	(89)

Adjusted net income	11,614	10,004	32,367	29,589

Reported basic EPS: (€)	0.15	0.13	0.32	0.41
Reported diluted EPS: (€)	0.15	0.13	0.32	0.41

Adjusted basic EPS: (€)	0.16	0.14	0.45	0.42
Adjusted diluted EPS: (€)	0.16	0.14	0.45	0.41

(1)	Certain comparative figures for the three-month and nine-month periods ended 30 September 2017 have been restated. For further details, see note 12.
(2)	These charges relate to the repayment of our 6.00% Senior Secured Notes due 2020 and the termination of our revolving credit facility agreements in 2Q18.
(3)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current on-going business.

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through more than 50 data centres in 11 European countries. Interxion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications.

With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms across its footprint, Interxion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

10	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Income Statements

Amounts x €’000		Three Months ended		Nine Months ended
	Note	30 Sep 2018	30 Sep 2017(1)	30 Sep 2018	30 Sep 2017(1)
Revenue	5	142,191	124,647	414,851	359,420
Cost of sales	5	(55,852)	(49,608)	(162,250)	(141,628)

Gross profit		86,339	75,039	252,601	217,792
Other income	5	—	—	86	27
Sales and marketing costs	5	(8,710)	(8,247)	(27,019)	(24,458)
General and administrative costs	5	(50,552)	(42,419)	(145,447)	(120,841)

Operating income		27,077	24,373	80,221	72,520
Finance income	6	1,096	367	3,586	1,050
Finance expense	6	(12,828)	(11,200)	(49,617)	(33,090)

Profit before taxation		15,345	13,540	34,190	40,480
Income tax expense	7	(4,445)	(4,131)	(11,052)	(11,158)

Net income		10,900	9,409	23,138	29,322

Earnings per share
Basic earnings per share: (€)		0.15	0.13	0.32	0.41
Diluted earnings per share: (€)		0.15	0.13	0.32	0.41

(1)	Certain comparative figures for the three-month and nine-month periods ended 30 September 2017 have been restated. For further details, see note 12.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

11	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Comprehensive Income

Amounts x €’000	Three Months ended		Nine Months ended
	30 Sep 2018	30 Sep 2017(1)	30 Sep 2018	30 Sep 2017(1)
Net income	10,900	9,409	23,138	29,322
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:

Foreign currency translation differences	1,234	(2,186)	(1,314)	(4,855)
Effective portion of changes in fair value of cash flow hedges	23	9	19	74
Initial recognition of pension provision(2)	—	—	(1,154)	—
Tax on items that are, or may be, reclassified subsequently to profit or loss:
Foreign currency translation differences	(24)	(124)	560	30
Effective portion of changes in fair value of cash flow hedges	(6)	(2)	(7)	(18)

Other comprehensive income/(loss) for the period, net of tax	1,227	(2,303)	(1,896)	(4,769)

Total comprehensive income attributable to shareholders	12,127	7,106	21,242	24,553

(1)	Certain comparative figures for the three-month and nine-month periods ended 30 September 2017 have been restated. For further details, see note 12.
(2)

The “Initial recognition of pension provision” relates to a pension plan that qualifies as a defined benefit plan in accordance with IAS 19, but was previously accounted for as a defined contribution plan for which the impact to the (interim) financial statements of previous periods and the current period is immaterial. This has been corrected in the second quarter of 2018 by recognizing a corresponding entry in “Other comprehensive income” based on IAS 8.8.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

12	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Financial Position

As at		30 Sep 2018	31 Dec 2017
Amounts x €’000	Note
Non-current assets
Property, plant and equipment	8	1,580,002	1,342,471
Intangible assets		61,018	60,593
Goodwill		38,900	38,900
Deferred tax assets		30,362	24,470
Other investments		6,689	3,693
Other non-current assets		19,248	13,674

		1,736,219	1,483,801

Current assets
Trade receivables and other current assets		197,884	179,786
Cash and cash equivalents		289,860	38,484

		487,744	218,270

Total assets		2,223,963	1,702,071

Shareholders’ equity
Share capital		7,167	7,141
Share premium		551,424	539,448
Foreign currency translation reserve		2,194	2,948
Hedging reserve, net of tax		(156)	(169)
Accumulated profit		69,343	47,360

		629,972	596,728

Non-current liabilities
Other non-current liabilities		23,879	15,080
Deferred tax liabilities		24,765	21,336
Borrowings	10	1,287,192	724,052

		1,335,836	760,468

Current liabilities
Trade payables and other current liabilities		245,995	229,878
Income tax liabilities		7,281	6,237
Borrowings	10	4,879	108,760

		258,155	344,875

Total liabilities		1,593,991	1,105,343

Total liabilities and shareholders’ equity		2,223,963	1,702,071

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

13	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Amounts x €’000	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve, net of tax	Accumu- lated profit	Total equity
Balance at 1 January 2018	7,141	539,448	2,948	(169)	47,360	596,728
Net income	—	—	—	—	23,138	23,138
Other comprehensive income, net of tax	—	—	(754)	13	(1,155)	(1,896)

Total comprehensive income	—	—	(754)	13	21,983	21,242

Exercise of options and issue of restricted shares / performance shares	26	1,494	—	—	—	1,520
Share-based payments	—	10,482	—	—	—	10,482

Total contribution by, and distributions to, owners of the Company	26	11,976	—	—	—	12,002

Balance at 30 September 2018	7,167	551,424	2,194	(156)	69,343	629,972

Balance at 1 January 2017(1)	7,060	519,604	9,988	(243)	12,360	548,769
Net income(1)	—	—	—	—	29,322	29,322
Other comprehensive income, net of tax	—	—	(4,825)	56	—	(4,769)

Total comprehensive income	—	—	(4,825)	56	29,322	24,553

Exercise of options and issue of restricted shares / performance shares	72	6,699	—	—	—	6,771
Share-based payments(1)	—	5,906	—	—	—	5,906

Total contribution by, and distributions to, owners of the Company	72	12,605	—	—	—	12,677

Balance at 30 September 2017(1)	7,132	532,209	5,163	(187)	41,682	585,999

(1)	Certain comparative figures for 1 January 2017 and for the three-month and nine-month periods ended 30 September 2017 have been restated. For further details, see note 12.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

14	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Condensed Consolidated Interim Statements of Cash Flows

Amounts x €’000	Three Months ended		Nine Months ended
	30 Sep 2018	30 Sep 2017(1)	30 Sep 2018	30 Sep 2017(1)
Net income	10,900	9,409	23,138	29,322
Depreciation and amortisation	32,885	27,790	94,635	79,183
Share-based payments	3,620	2,096	10,482	5,906
Net finance expense	11,732	10,833	46,031	32,040
Income tax expense	4,445	4,131	11,052	11,158

	63,582	54,259	185,338	157,609

Movements in trade receivables and other assets	(193)	(266)	(20,246)	(13,654)
Movements in trade payables and other liabilities	(2,510)	1,212	8,976	14,793

Cash generated from / (used in) operations	60,879	55,205	174,068	158,748

Interest and fees paid(2)	(3,014)	(19,476)	(41,846)	(40,389)
Interest received	2	193	2	140
Income tax paid	(4,005)	(3,439)	(12,171)	(8,744)

Net cash flows from / (used in) operating activities	53,862	32,483	120,053	109,755

Cash flows from / (used in) investing activities
Purchase of property, plant and equipment	(102,143)	(73,708)	(313,894)	(180,030)
Financial investments - deposits	(13)	30	267	(336)
Acquisition InterXion Science Park B.V.	—	—	—	(77,517)
Purchase of intangible assets	(1,042)	(1,450)	(6,000)	(6,326)
Loans provided	(857)	—	(2,108)	(1,341)
Proceeds from sale of financial asset	—	—	—	—
Redemption of short-term investments	—	—	—	—

Net cash flows from / (used in) investing activities	(104,055)	(75,128)	(321,735)	(265,550)

Cash flows from / (used in) financing activities
Proceeds from exercised options	262	2,682	1,520	6,771
Proceeds from mortgages	5,970	—	5,969	—
Repayment of mortgages	(548)	(624)	(6,044)	(2,045)
Proceeds from revolving credit facilities	—	30,000	148,814	104,775
Repayments revolving credit facilities	—	—	(250,724)	(30,000)
Proceeds 4.75% Senior Notes	204,800	—	1,194,800	—
Repayment 6.00% Senior Secured Notes	—	—	(634,375)	—
Interest received at issuance of additional notes	2,428	—	2,428	—
Transaction costs 4.75% Senior Notes	(5,504)	—	(6,696)	—
Transaction costs 2018 revolving credit facility	(926)	—	(2,562)	—

Net cash flows from / (used in) financing activities	206,482	32,058	453,130	79,501
Effect of exchange rate changes on cash	8	(452)	(72)	(1,395)

Net movement in cash and cash equivalents	156,297	(11,039)	251,376	(77,689)
Cash and cash equivalents, beginning of period	133,563	49,243	38,484	115,893

Cash and cash equivalents, end of period	289,860	38,204	289,860	38,204

(1)	Certain comparative figures for the three-month and nine-month periods ended 30 September 2017 have been restated. For further details, see note 12.
(2)	Interest and fees paid is reported net of cash interest capitalised, which is reported as part of “Purchase of property, plant and equipment”.

The accompanying notes form an integral part of these Condensed Consolidated Interim Financial Statements.

15	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Notes to the Condensed Consolidated Interim Financial Statements

1	The Company

InterXion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Scorpius 30, 2132 LR, Hoofddorp, The Netherlands. The Condensed Consolidated Interim Financial Statements of the Company as at and for the three-month and nine-month periods ended 30 September 2018 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2017; these are contained in the 2017 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 30 April 2018, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of the Condensed Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing these Condensed Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2017 in the 2017 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

c) Correction of errors

Certain comparative amounts in the consolidated income statements, consolidated statements of comprehensive income and consolidated statements of cash flows have been restated to correct for immaterial errors with respect to share-based payments. The impact of this restatement is disclosed in note 12 – Correction of errors. Throughout the condensed consolidated interim financial statements, columns including comparative figures that have been restated, are indicated with ‘(1)’.

16	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

3	Significant accounting policies

a) Accounting policies applied

The accounting policies applied by the Group in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2017 in the 2017 Annual Report (Form 20-F), if necessary amended to include new Standards and Interpretations effective as of 1 January 2018.

The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. It has applied IFRS 15 using the cumulative effect method, under which the comparative information is not restated. It has also taken advantage of the exemption in paragraph 7.2.15 of IFRS 9 from restating prior periods in respect of IFRS 9’s classification and measurement (including impairment) requirements. Compared to the accounting principles as applied in the 2017 financial statements, these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

b) Implementation IFRS 16

In January 2016, the International Accounting Standards Board (IASB) issued IFRS 16 Leases, the new accounting standard for leases. The new standard is effective for annual periods beginning on or after 1 January 2019 and will replace IAS 17 Leases and IFRIC 4 Determining whether an Arrangement contains a Lease.

We are in the process of assessing the impact of IFRS 16 on the consolidated financial statements. We are not yet in the position to conclude on this.

These new principles will be applied by Interxion from the annual reporting period starting on 1 January 2019. The Group has elected to apply the recognition exemptions that are allowed under the modified retrospective transition method.

We will disclose the impact of this new standard in our 2018 consolidated financial statements.

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2017 Annual Report (Form 20-F).

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance.

There are two segments: the first is the Big4 which comprises France, Germany, The Netherlands and the United Kingdom; the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other.

The performance of the operating segments is primarily assessed based on the measures of revenue and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

17	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 30 September 2018
Recurring revenue	89,178	45,576	134,754	—	134,754
Non-recurring revenue	4,409	3,028	7,437	—	7,437

Revenue	93,587	48,604	142,191	—	142,191
Cost of sales	(35,668)	(16,351)	(52,019)	(3,833)	(55,852)

Gross profit	57,919	32,253	90,172	(3,833)	86,339
Sales and marketing costs	(2,394)	(1,506)	(3,900)	(4,810)	(8,710)
General and administrative costs	(25,158)	(12,754)	(37,912)	(12,640)	(50,552)

Operating income	30,367	17,993	48,360	(21,283)	27,077
Net finance expense					(11,732)

Profit before tax					15,345

Total assets	1,425,769	464,250	1,890,019	333,944	2,223,963
Total liabilities	282,129	92,088	374,217	1,219,774	1,593,991
Capital expenditure, including intangible assets(2)	(80,066)	(20,726)	(100,792)	(2,393)	(103,185)
Depreciation and amortisation	(21,173)	(9,252)	(30,425)	(2,460)	(32,885)
Adjusted EBITDA	51,847	28,690	80,537	(14,754)	65,783

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the three months ended 30 September 2017(1)
Recurring revenue	76,554	40,838	117,392	—	117,392
Non-recurring revenue	4,279	2,976	7,255	—	7,255

Revenue	80,833	43,814	124,647	—	124,647
Cost of sales	(31,494)	(14,996)	(46,490)	(3,118)	(49,608)

Gross profit	49,339	28,818	78,157	(3,118)	75,039
Sales and marketing costs	(2,518)	(1,391)	(3,909)	(4,338)	(8,247)
General and administrative costs(1)	(22,635)	(9,112)	(31,747)	(10,672)	(42,419)

Operating income	24,186	18,315	42,501	(18,128)	24,373
Net finance expense					(10,833)

Profit before tax					13,540

Total assets	1,156,329	388,447	1,544,776	75,260	1,620,036
Total liabilities	242,646	79,875	322,521	711,516	1,034,037
Capital expenditure, including intangible assets(2)	(51,593)	(21,243)	(72,836)	(2,322)	(75,158)
Depreciation and amortisation	(18,788)	(7,475)	(26,263)	(1,527)	(27,790)
Adjusted EBITDA	43,414	25,914	69,328	(13,128)	56,200

(1)	Certain comparative figures for the three-month and nine-month periods ended 30 September 2017 have been restated. For further details, see note 12.
(2)

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

18	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the nine months ended 30 September 2018
Recurring revenue	259,949	133,476	393,425	—	393,425
Non-recurring revenue	13,062	8,364	21,426	—	21,426

Revenue	273,011	141,840	414,851	—	414,851
Cost of sales	(103,551)	(47,799)	(151,350)	(10,900)	(162,250)

Gross profit	169,460	94,041	263,501	(10,900)	252,601
Other income	86	—	86	–	86
Sales and marketing costs	(7,521)	(4,683)	(12,204)	(14,815)	(27,019)
General and administrative costs	(73,711)	(33,127)	(106,838)	(38,609)	(145,447)

Operating income	88,314	56,231	144,545	(64,324)	80,221
Net finance expense					(46,031)

Profit before tax					34,190

Total assets	1,425,769	464,250	1,890,019	333,944	2,223,963
Total liabilities	282,129	92,088	374,217	1,219,774	1,593,991
Capital expenditure, including intangible assets(2)	(233,196)	(73,198)	(306,394)	(13,500)	(319,894)
Depreciation, amortisation, impairments	(62,075)	(25,227)	(87,302)	(7,333)	(94,635)
Adjusted EBITDA	151,214	83,432	234,646	(44,557)	190,089

Amounts x €’000	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
For the nine months ended 30 September 2017(1)
Recurring revenue	220,736	118,358	339,094	—	339,094
Non-recurring revenue	12,348	7,978	20,326	—	20,326

Revenue	233,084	126,336	359,420	—	359,420
Cost of sales	(89,445)	(43,065)	(132,510)	(9,118)	(141,628)
Gross profit	143,639	83,271	226,910	(9,118)	217,792
Other income	27	—	27	—	27
Sales and marketing costs	(6,988)	(4,347)	(11,335)	(13,123)	(24,458)
General and administrative costs(1)	(63,722)	(27,457)	(91,179)	(29,662)	(120,841)
Operating income	72,956	51,467	124,423	(51,903)	72,520
Net finance expense					(32,040)

Profit before tax					40,480

Total assets	1,156,329	388,447	1,544,776	75,260	1,620,036
Total liabilities	242,646	79,875	322,521	711,516	1,034,037
Capital expenditure, including intangible assets(2)	(127,412)	(51,095)	(178,507)	(7,849)	(186,356)
Depreciation, amortisation, impairments	(52,783)	(21,819)	(74,602)	(4,581)	(79,183)
Adjusted EBITDA	126,697	73,610	200,307	(38,457)	161,850

(1)	Certain comparative figures for the three-month and nine-month periods ended 30 September 2017 have been restated. For further details, see note 12.
(2)

Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

19	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Reconciliation to adjusted EBITDA

Amounts x €’000	Three Months ended		Nine Months ended
	30 Sep 2018	30 Sep 2017(1)	30 Sep 2018	30 Sep 2017(1)
Consolidated

Net income	10,900	9,409	23,138	29,322
Income tax expense	4,445	4,131	11,052	11,158

Profit before taxation	15,345	13,540	34,190	40,480
Finance income	(1,096)	(367)	(3,586)	(1,050)
Finance expense	12,828	11,200	49,617	33,090

Operating income	27,077	24,373	80,221	72,520
Depreciation and amortisation	32,885	27,790	94,635	79,183
Share-based payments	3,942	2,404	11,192	7,213
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(2)	689	1,633	2,937	2,961
Re-assessment of indirect taxes(3)	1,190	—	1,190	—
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(4)	—	—	(86)	(27)

Adjusted EBITDA(5)	65,783	56,200	190,089	161,850

Amounts x €’000	Three Months ended		Nine Months ended
	30 Sep 2018	30 Sep 2017(1)	30 Sep 2018	30 Sep 2017(1)
FR, DE, NL and UK

Operating income	30,367	24,186	88,314	72,956
Depreciation and amortisation	21,173	18,788	62,075	52,783
Share-based payments	307	440	911	985
Adjustments related to terminated or unused datacenter sites:
Income from sub-leases of unused data centre sites(4)	—	—	(86)	(27)

Adjusted EBITDA(5)	51,847	43,414	151,214	126,697

(1)	Certain comparative figures for the three-month and nine-month periods ended 30 September 2017 have been restated. For further details, see note 12.
(2)

“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

(3)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current on-going business.
(4)	“Income from sub-leases of unused data centre sites” represents the income on sub-lease of portions of unused data centre sites to third parties. This income is treated as “Other income”.
(5)

“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.

20	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Amounts x €’000	Three Months ended		Nine Months ended
	30 Sep 2018	30 Sep 2017(1)	30 Sep 2018	30 Sep 2017(1)
Rest of Europe

Operating income	17,993	18,315	56,231	51,467
Depreciation and amortisation	9,252	7,475	25,227	21,819
Share-based payments	255	124	784	324
Re-assessment of indirect taxes(2)	1,190	—	1,190	—

Adjusted EBITDA(3)	28,690	25,914	83,432	73,610

Amounts x €’000	Three Months ended		Nine Months ended
	30 Sep 2018	30 Sep 2017(1)	30 Sep 2018	30 Sep 2017(1)
Corporate and other

Operating income	(21,283)	(18,128)	(64,324)	(51,903)
Depreciation and amortisation	2,460	1,527	7,333	4,581
Share-based payments	3,380	1,840	9,497	5,904
Income or expense related to the evaluation and execution of potential mergers or acquisitions:
M&A transaction costs(4)	689	1,633	2,937	2,961

Adjusted EBITDA(3)	(14,754)	(13,128)	(44,557)	(38,457)

(1)	Certain comparative figures for the three-month and nine-month periods ended 30 September 2017 have been restated. For further details, see note 12.
(2)	This re-assessment relates to years prior to 2018 and is therefore not representative of our current on-going business.
(3)

“Adjusted EBITDA” is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for more information, including why we believe Adjusted EBITDA is useful, and the limitations on the use of Adjusted EBITDA.

(4)

“M&A transaction costs” are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. These costs are included in “General and administrative costs”.

21	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

6	Finance income and expense

	Three months ended		Nine Months ended
	30 Sep 2018	30 Sep 2017	30 Sep 2018	30 Sep 2017
	€’000	€’000	€’000	€’000
Bank and other interest	139	72	322	160
Bond premium and fees in income	—	295	2,581	890
Foreign currency exchange profits	29	—	310	—
Fair value adjustment of convertible loan	928	—	373	—

Finance income	1,096	367	3,586	1,050

Interest expense on Senior Notes, bank and other loans	(11,516)	(9,482)	(35,719)	(27,652)
Interest expense on finance leases	(818)	(796)	(2,481)	(2,379)
Other financial expenses	(494)	(623)	(11,417)	(1,833)
Foreign currency exchange losses	—	(299)	—	(1,226)

Finance expense	(12,828)	(11,200)	(49,617)	(33,090)

Net finance expense	(11,732)	(10,833)	(46,031)	(32,040)

Net finance expense for the nine-month period ended 30 September 2018 includes the impact of gains and losses recognised with respect to the redemption of the Senior Secured Notes due 2020 and the termination of three revolving credit facility agreements.

7	Income tax expense

The Group’s consolidated effective tax rate in respect of continuing operations was 29% and 32% for the three-month and nine-month periods ended 30 September 2018, respectively. These rates include the impact of non-deductible share-based payments (both during the three-month and nine-month periods). In addition, the effective tax rate for the nine-month period ended 30 September 2018 includes the effect of a decrease in profit before taxation due to one-off costs associated with refinancing activities during the second quarter of 2018.

8	Property, plant and equipment

During the three-month and nine-month periods ended 30 September 2018, the Group purchased tangible fixed assets (primarily data-centre-related assets) at a cost of €112.1 million and €322.7 million, respectively (three-month and nine-month periods ended 30 September 2017: €69.5 million and €186.9 million, respectively).

Capitalised interest relating to borrowing costs for the three-month and nine-month periods ended 30 September 2018 amounted to €1.5 million and €3.6 million, respectively (three-month and nine-month periods ended 30 September 2017: €0.8 million and €2.6 million, respectively). The cash effect of the interest capitalised for the three-month and nine-month periods ended 30 September 2018 amounted to €nil and €3.4 million, respectively, which in the Consolidated Statements of Cash Flows is presented under “Purchase of property, plant and equipment” (three-month and nine-month periods ended 30 September 2017: €1.7 million and €3.9 million, respectively).

At 30 September 2018, the Group had outstanding capital commitments of €303.7 million.

22	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

9	Financial instruments

Fair values versus carrying amounts

At 30 September 2018, the market price of the 4.75% Senior Notes due 2025 was 104.895. Using this market price, the fair value of the Senior Notes due 2025 was approximately €1,259 million, compared with their nominal value of €1,200 million.

At 30 September 2018, the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

At 30 September 2018, the fair value of all mortgages approximated to their carrying amount of €53.6 million (30 September 2017: €52.5 million). As of 30 September 2018, the fair value of the financial lease liabilities was €54.5 million (30 September 2017: €54.0 million) compared with the carrying amount of €50.6 million (30 September 2017: €51.3 million).

The carrying amounts of other financial assets and liabilities approximate to their fair value.

Fair values and hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data to the extent possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

23	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

The values of the instruments are:

		Fair value
	Carrying value	Level 1	Level 2	Level 3
30 September 2018
Senior Notes due 2025	(1,187,805)	(1,258,740)	—	—
Finance leases	(50,631)	—	(54,499)	—
Mortgages	(53,635)	—	(53,635)	—
Other investments	6,689	—	—	6,689
Interest rate swap	(209)	—	(209)	—

31 December 2017
Senior Secured Notes due 2020	(628,141)	(647,000)	—	—
2017 Senior Secured Revolving Facility	(99,904)	—	(99,904)	—
Finance leases	(51,127)	—	(54,282)	—
Mortgages	(53,640)	—	(53,640)	—
Other investments	3,693	—	3,693	—
Interest rate swap	(255)	—	(255)	—
Conversion option	0	—	—	0

The Level 3 financial asset represents the convertible loan of USD 6.5 million (excluding accrued interest) provided by Interxion Participation 1 BV. Interxion has the option to convert the loan into equity on the maturity date or upon occurrence of an enforcement event. Upon implementation of IFRS 9 – Financial Instruments, the convertible loan is considered a single instrument, to be carried at fair value through profit and loss. Accordingly, since 1 January 2018, it has been presented in Level 3. There have been no further transfers between levels of hierarchy.

Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

10	Borrowings

Senior notes due 2025

On 18 June 2018, the Company issued an aggregate principal amount of €1,000 million 4.75% Senior Notes due 2025 (the “Senior Notes due 2025”). The proceeds of the Senior Notes due 2025 were used to satisfy and discharge the €625.0 million Senior Secured Notes due 2020 (the “Senior Secured Notes”) and the indenture related thereto prior to 30 June 2018, to fully redeem the Senior Secured Notes and to repay the June 2013 super senior revolving facility (the “Super Senior Revolving Facility”), the March 2017 senior secured revolving facility (the “Senior Secured Revolving Facility”) and the March 2018 subordinated revolving facility (the “Subordinated Revolving Facility”). Furthermore, the proceeds were used to pay all related fees and expenses, and for general corporate purposes.

The Senior Notes due 2025 are governed by an indenture dated 18 June 2018, between the Company, as issuer, the guarantors party thereto, The Bank of New York Mellon, London Branch, as trustee and paying agent, and The Bank of New York Mellon SA/NV, Luxembourg Branch, as transfer agent and registrar (the “Indenture”). The indenture contains restrictive covenants including, but not limited to, limitations or restrictions on our ability to incur or guarantee debt, create certain liens, transfer or sell certain assets and merge or consolidate with other entities. The restrictive covenants are subject to customary exceptions.

24	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited

Additional notes under the Indenture dated 18 June 2018

On 20 September 2018, the Company completed the issuance of an additional €200.0 million aggregate principal amount of its 4.75% Senior Notes due 2025 (the “Additional Notes”). The net proceeds of the offering amounted to approximately €203.8 million, net of estimated offering fees and expenses of €2.2 million. The net proceeds contain the nominal value of the Additional Notes, plus an issuance premium of 103.00%. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the Indenture.

Revolving credit facility

On 18 June 2018, the Company entered into an unsecured multicurrency revolving loan facility agreement (the “Revolving Facility Agreement”) between, among others, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited, Barclays Bank PLC, Citigroup Global Markets Limited and Crédit Agricole CIB S.A. as arrangers, and ABN AMRO Bank N.V. as agent, pursuant to which a €200.0 million revolving loan facility (the “Facility”) was made available to the Company.

The Facility has an initial maturity date of 18 June 2023. The Facility initially bears interest at an annual rate equal to EURIBOR (subject to a 0% floor) plus a margin of 2.00% per annum from the date of the Revolving Facility Agreement, subject to a margin ratchet pursuant to which the margin may increase thereafter on certain specified dates and subject to a maximum margin of 3.50% per annum. In addition, the Company is required to pay a commitment fee computed at the rate of 30% of the applicable margin on any available amount under the Facility.

As of 30 September 2018, the Facility was undrawn.

11	Related party transactions

In the second quarter of 2018, the Board of Directors approved the initial award of 39,311 performance shares to certain members of key management, excluding the Executive Director. Furthermore, both the Board of Directors and the Annual General Meeting of Shareholders approved the final performance share award of 60,060 performance shares to the Executive Director, related to the performance period from 1 January 2015 to 31 December 2015.

On 29 June 2018, the Annual General Meeting of Shareholders approved the proposal to award restricted shares equivalent to a value of EUR 40,000 to each of the Company’s Non-Executive Directors.

12	Correction of errors

During the preparation of the 2017 annual consolidated financial statements, the Company became aware that the share-based payment expenses have not been properly recognised in accordance with IFRS 2, resulting in an understatement of such expenses in its Consolidated Financial Statements over 2014-2016, which corrections have been assessed to be immaterial to each of those prior periods. The errors have been corrected in the 2017 20-F, as filed with the SEC on 30 April 2018, by restating each of the affected financial statement line items for prior periods.

Certain of the comparative financial information for each of the three-month and nine-month periods ended 30 September 2017 included in the Condensed Consolidated Interim Income Statements and Condensed Consolidated Interim Statements of Comprehensive Income within these condensed consolidated interim financial statements have been restated to correct for the error, which amounted to €0.7 million and €1.9 million in the three-month and nine-month periods ended 30 September 2017, respectively.

25	Interim Report: Three-month and nine-month periods ended 30 September 2018 These Condensed Consolidated Interim Financial Statements are unaudited